DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

March 10, 2008 [redacted] File #82-627

Securities & Exchange Commissic
Office of International Corporate F...
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated March 10, 2008

Enclosed is a copy of our News Release dated March 10, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net ·Email: dentonia@telus.net

March 10, 2008 For Immediate Release

Atkinson Gold Prospect
Lipton Claims, Detour Lake Area, James Bay Lowlands, Ontario

Dentonia Resources Ltd. ("Dentonia") has now filed a revised NI43-101 technical report, dated February 28, 2008, on SEDAR and on its website: www.dentonia.net.

At the date hereof, no mineral resource, as defined by the Definition Standards on Mineral Resources by the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM"), has been delineated on the Lipton claims.

Dentonia holds four properties (3,680), including the Lipton claims, located in the Detour – Atkinson area of northern Ontario, Porcupine Mining Division.

The Lipton group of claims consists of nineteen mineral claims covering an area of approximately 2,752 hectares, situated within 15 to 20 km southeast of the Detour Lake Mine, at the northern margin of the Abitibi Greenstone Belt.

The Lipton Claims are being explored for Archean gold and volcanogenic base metal (Cu, Zn) deposits. Gold deposits in this area (Detour Lake Mine, and Casa Beradi) are associated with or are in part hosted by sulphide bearing chemical sedimentary units which can be traced by electromagnetic, magnetic, and Induced Polarization geophysical surveys. Exploration on the property is at an early stage where mineralization has been located but the limits of the mineralization have not been defined. The drilling by Dentonia is still at a wide spacing in the area of mineralization and several targets based on electromagnetic and magnetic surveys remain to be tested.

In 2006, Dentonia completed a total of 3,024 metres of diamond drilling at the Lipton claims.

To date, drilling by Dentonia and by previous companies has identified at least two zones with anomalous gold concentrations on the Lipton claims. The two anomalous zones are hosted by a sequence of mafic to felsic volcanic rocks and sulphide bearing chemical sedimentary units that have been intruded by intermediate to felsic intrusive rocks. Whole rock geochemical results indicate that volcanic rocks are enriched in K_2O, Ba and Sr and depleted in Na_2O in the area of the mineralization, which is indicative of hydrothermal alteration.

The highest Au assays have been intersected at the contact between the chemical sediments and the felsic tuffs. This zone (Contact Zone) appears to be structurally controlled, dipping to the north and west at approximately 20° (sub parallel to the geology) and ranges from 1.0 to approximately 10.0 m in thickness. This zone has been intersected in 24 drill holes with assay results ranging from 0.25 g/t Au (over a core length of 1.0m) to 14.27 g/t Au (over a core length of 7.7m) and has been traced for approximately 330 metres to the north west from the area drilled by Better Resources. The contact zone is approximately 150 metres wide on Line 900 N. Between 850N and 1000N the zone has been intersected in seven drill holes and shows hole to hole continuity in a northwesterly direction and in an east west direction (Table 1). The

mineralization in this portion of the contact zone is significant from an exploration perspective because of the apparent continuity shown and the grades of mineralization intersected and requires follow up drilling to evaluate its potential. The zone is open to the north and north-west and the eastern and western limits have not been completely defined.

Table 1: Intersections Northern Portion of Contact Zone

Hole	Easting	Northing	From (m)	To (m)	Core Length (m)	Au (g/t)
96-29	-582	846	67.00	69.00	2.00	3.08
L-06-7	-650	920	96.50	104.20	7.70	14.27
L-06-9	-650	900	109.00	114.00	5.00	0.91
L-06-13	-525	900	58.00	59.00	1.00	0.60
L-06-14	-575	900	73.00	74.00	1.00	1.43
L-06-15	-650	900	95.00	102.00	7.00	3.12
L-06-19	-700	1000	153.50	155.00	1.50	4.55

Approximately 60 metres above the Contact Zone a second zone of anomalous Au mineralization has been intersected in the mafic volcanic rocks (designated M1). The M1 zone has been intersected in twelve holes and appears to parallel the Contact Zone. The M1 zone ranges in thickness from 1.0 metre to approximately 9.0 metres and Au concentrations range from 0.197 g/t to 61.2 g/t (over a core length of 1.0m) with many of the intersections being less than 2.0 g/t Au. The M1 zone has been traced for approximately 300 metres in a north-south direction, is open to the north, east, and west.

Based on the results of the work completed to date on the Lipton claims, a program of diamond drilling (approximately 3,210 metres in 18 holes) has been recommended to trace the anomalous gold zones as well as to test more regional geophysical targets. The primary focus of the program is to follow up on the encouraging results obtained from the 2006 diamond drilling program and trace the mineralized zones to the north and northwest. The program is expected to cost in the order of $957,500. The program should be completed in two phases.

For further details please refer to Dentonia's website: www.dentonia.net.

Qualified Person

Paul Nicholls, P. Eng., Dentonia's qualified person under National Instrument 43-101 has designed and conducted the Lipton exploration program and has perused and approved the technical data disclosed in this news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END